EXHIBIT 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
GENERAL FINANCE CORPORATION

ARTICLE I.

The name of the corporation is General Finance Corporation (the "Corporation").

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent of the corporation at that address is Corporation Service Company.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the "DGCL").

ARTICLE IV.

The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of common stock, and the par value of each such share is $0.0001 (the "Common Stock").

ARTICLE V.

The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VI.

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII.

The number of directors of the corporation shall be fixed from time to time pursuant to the Bylaws of the Corporation.

ARTICLE VIII.

Any action required or permitted to be taken by the holders of Common Stock of the corporation, including but not limited to the election of directors, may be taken by written consent or consents but only if such consent or consents are signed by all holders of Common Stock.

[*Signature Page to Certificate of Incorporation of General Finance Corporation*]

ARTICLE IX.

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No amendment, modification or repeal of this Article X shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment, modification or repeal.

ARTICLE X.

The Corporation will, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.